RULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

INFORMATION PURSUANT TO SELECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

GRAND PERFECTA, INC.

123 West Nye Lane, Suite 129

Carson City, NV 89706

July 16, 2018

This report is furnished by the Board of Directors of Grand Perfecta, Inc., a Nevada corporation (the “Company”), to the holders of common stock of the Company to provide notice of a change in management.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are not required to respond to this report.

DIRECTORS AND EXECUTIVE OFFICERS

Changes in the Board of Directors

SPI Transaction

Neo Sports Ltd., a Japanese company (“Neo Sports”), was formed to acquire Sports Perfecta, Inc., a California corporation and subsidiary of the Company (“SPI”), and a receivable representing a sum owing to the Company by SPI in the amount of JPY 185,540,908, and to pursue other business opportunities. Shortly before the SPI transaction, two unrelated third parties founded and contributed cash to Neo Sports in exchange for capital stock of Neo Sports. Also, shortly before the SPI transaction, on June 25, 2018, Shuya Watanabe and Takashi Ozawa, both officers, directors, and principal stockholders of the Company, and Kazuaki Goto, a principal stockholder of the Company, acquired capital stock of Neo Sports by transferring to Neo Sports the following property:

(1)       From Shuya Watanabe 14,000,000 shares of Company common stock and 100,000 shares of Company Series A Convertible Preferred Stock,

(2)       From Takashi Ozawa 6,600,000 shares of Company common stock; and

(3)       From Kazuaki Goto 3,000,000 shares of Company common stock and a contract option right held by Mr. Goto to purchase 3,000,000 shares of the common stock of the Company at a price of $1.00 per share.

After the foregoing transactions, Messrs. Watanabe, Ozawa, and Goto hold, in the aggregate, 7.3% of the capital stock of Neo Sports, and the unrelated third party cash investors hold 92.7% of Neo Sports.

All of the Company securities acquired by Neo Sports were immediately transferred to the Company in exchange for 100% of the capital stock of SPI, which was owned by the Company, and a receivable representing a sum owing to the Company by SPI in the amount of JPY 185,540,908. The SPI transaction was closed on June 26, 2018.

As a result of the transaction Shuya Watanabe, Takashi Ozawa, and Kazuaki Goto ceased to be holders of any securities in the Company and ceased to be controlling stockholders of the Company. The beneficial ownership and voting power of these persons with respect to the Company’s common stock prior to the transaction was approximately 77% of the total voting power, and after the SPI Transaction was -0-.

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Change in Management

On June 28, 2018, Steve Ketter was elected a director of the Company to fill a vacancy on the board of directors. Following his election as a director, he has been elected the Chairman of the Board, Chief Executive Officer, and Chief Financial Officer of the Company on June 28, 2018, to replace Shuya Watanabe, the then serving Chairman of the Board and Chief Executive Officer, and Masashi Takegaki, the then serving Chief Financial Officer. Shuya Watanabe has been elected to the positions of managing director of WRN and UHK.

Following the foregoing changes, Akira Tanabe, Takashi Ozawa, Masashi Takegaki, Motonori Okai, and Hideaki Takahashi resigned as directors effective June 28, 2018, leaving Steve Ketter and Shuya Watanabe as the two directors serving on the board. Shuya Watanabe has tendered his resignation from the Board of Directors, which is effective 10 days following July 16, 2018, the date this Report is mailed to stockholders of the Company. As a result, Mr. Ketter will remain as the sole director of the Company.

Steve Ketter, age 50, has been self-employed for the past five years as an advisor on business development, operations management, and strategic forecasting. Mr. Ketter has not been a party to any transactions with the Company or its officers or directors during the past year. No plan, contract, or arrangement has been formed for compensating Mr. Ketter for his services. The Company does not have established committees of the board of directors, so no committee assignment is applicable.

Board Committees; Selection of Directors; Stockholder Communication

The Company does not have any standing committees of the Board of Directors.

Procedures for Shareholder Communications to Directors

Shareholders may communicate directly with the Board of Directors. All communications should be in writing and should be directed to the Company’s attention at its registered agent in Nevada, American Corporate Enterprises, Inc., at 123 West Nye Lane, Suite 129, Carson City, NV 89706. Each communication should prominently indicate on the outside of the envelope that it is intended for the Board of Directors or for one or more specific directors. If no individual director is specified, the communication will be forwarded to the entire Board.

Code of Ethics

The Company has adopted a Code of Ethics and Business Conduct (the “Code”), which applies to the business conduct of the principal executive officer, principal financial officer, principal accounting officer and controller. The Code is available at no charge to any shareholder who sends a written request for a paper copy to the Company’s attention at its registered agent in Nevada, American Corporate Enterprises, Inc., at 123 West Nye Lane, Suite 129, Carson City, NV 89706.

Reports of Beneficial Ownership

Section 16(a) of the Securities Exchange Act of 1934 requires officers and directors of the Company and persons who own more than ten percent of a registered class of its equity securities to file reports of ownership and changes in their ownership on Forms 3, 4, and 5 with the Securities and Exchange Commission, and forward copies of such filings to the Company. Based on the Company’s review of the copies of these reports received by it, the Company believes that during the last fiscal year ended July 31, 2017, all required reports were filed on a timely basis.

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EXECUTIVE COMPENSATION

Executive Compensation

The following table sets forth the cash and other compensation paid by the Company to its named executive officers for the years ended July 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Total ($)

Shuya Watanabe Chief Executive Officer	2017 2016	491,400 674,250	491,400 674,250

Takashi Ozawa Chief Operations Officer	2017 2016	491,400 613,350	491,400 613,350

Masashi Takegaki Chief Financial Officer	2017 2016	120,120 125,280	120,120 125,280

The services of the foregoing officers ended on June 28, 2018. No compensation arrangement has been established for Steve Ketter, the new Chief Executive Officer and Chief Financial Officer for the Company.

Director Compensation

The following table sets forth the cash and other compensation paid by the Company to its non-employee Directors for the years ended July 31, 2017 and 2016.

Name	Year	Cash Fees ($)	Total ($)

Motonori Okai	2017 2016	-0- -0-	-0- -0-

Hideaki Takahashi (1)	2017 2016	109,200 104,400	109,200 104,400

Akira Tanabe	2017 2016	-0- -0-	-0- -0-

Enrique Marchese (2)	2017 2016	30,000 30,000	30,000 30,000

(1)       The amount paid to Mr. Takahashi is compensation for his services as a director of LinkBit and the sole director of Umajin HK.

(2)       Mr. Marchese resigned as a director in December 2017. For fiscal years 2017 and 2016 he was paid an annual fee of $30,000 for his service as a director.

The services of the foregoing directors ended on or before June 28, 2018, except for Mr. Marchese who resigned as a director in December 2017. No compensation arrangement has been established for Steve Ketter, the sole remaining director of the Company on July 26, 2018, the effective date of the resignation of Shuya Watanabe from the Board.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this report there are 4,977,332 shares of the Company’s common stock held by approximately 592 shareholders of record. The following table sets forth the number and percentage of the outstanding shares of common stock that were beneficially owned by each person who is currently an executive officer and director, by all officers and directors as a group, and by all persons known to management to own more than 5% of the Company’s outstanding common shares. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned.

	Common Shares	Percent of Class
Principal Stockholders

Kip Eardley (1) 667 Solitude Point Henderson, Nevada 89012	1,080,000	21.7
Masayuki Tsuda % M Tsuda Co Ltd, Tokyo Buc Bldg #1227 2-8-12 Tokyo, Japan 104-0054	350,000	7.0
Kazuoki Shinozawa 4-22-15, Heiwadai, Nerima-Ku Tokyo, Japan. 179-0083	350,000	7.0

Chienn Consulting LLC (2) 175 S. Main Street, Ste. 1410 Salt Lake City, Utah 84111	310,000	6.2
Officers and Directors

Steve Ketter	-0-	-0-
All officers and directors (1 person)	-0-	-0-

(1)       These shares are owned through Capital Advisors LLC, is a Utah limited liability company, owned and controlled by Kip Eardley.

(2)       Chienn Consulting LLC, is a Utah limited liability company controlled by David Rees. Consequently, Mr. Rees may be deemed to hold voting and investment control with respect to the shares held by Chienn Consulting LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the past two fiscal years and from the end of the last fiscal year to the date of this report, there was no transaction involving an amount exceeding $120,000 to which the Company was a party in which Steve Ketter, the sole officer and director of the Company, had a direct or indirect material interest. During the past two fiscal years and from the end of the last fiscal year to the date of this report, there was no transaction involving an amount in excess of $120,000 to which the Company was a party in which any of the principal stockholders listed in the table under the caption, “Security Ownership of Certain Beneficial Owners and Management” above, had a direct or indirect material interest.

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